July 2, 2020	Mark C Amorosi mark.amorosi@klgates.com T +1 202 778 9351 F +1 202 778 9100

VIA EDGAR AND E-MAIL

Mr. Chad Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sarbanes-Oxley Review of the Annual Report for the Period Ended 12/31/19 on Form

N-CSR of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Mr. Eskildsen:

On behalf of EQ Advisors Trust (the “Trust”), set forth below is the comment you provided by e-mail on June 4, 2020, regarding the SEC Staff’s recent review of EQ Advisors Trust’s (the “Trust”) Annual Report on Form N-CSR for the fiscal year ended December 31, 2019. Your comment is set forth in italics and is followed by the Trust’s response. Unless otherwise noted, defined terms have the same meanings as in the Annual Report.

Comment: In the Form N-CEN for the period ended December 31, 2019, filed on March 13, 2010, the Trust reported on Item B.22 that there were two NAV error corrections during the period — one for EQ/Goldman Sachs Moderate Growth Allocation Portfolio and the other for EQ/Ivy Science and Technology Portfolio. Please explain why these NAV errors were not discussed in the Annual Report for the period ended December 31, 2019.

Response: The NAV errors were not discussed in the Annual Report because they were deemed not material to the Trust’s financial statements. The error involving the EQ/Goldman Sachs Moderate Growth Allocation Portfolio resulted in a total loss of $83.24. The error involving the EQ/Ivy Science and Technology Portfolio resulted in a total loss of $176.65. In addition, the NAV errors were not discussed in the Annual Report because they did not result in any payment to the Trust by an affiliate. In each case, the sub-administrator of the Trust refunded the loss to the affected Portfolio. The sub-administrator of the Trust is not affiliated with the Trust or the Trust’s investment adviser. Section 7.143 of “AICPA, AAG, Investment Companies - Clarified” states that payments from affiliates should be disclosed in the financial highlights and the statement of operations or statement of changes in net assets. Thus, the payments for the NAV errors were not required to be discussed in this case. The Trust is not aware of any other requirement to discuss the errors in the shareholder report.

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K&L GATES LLP

1601 K STREET NW WASHINGTON DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

U.S. Securities and Exchange Commission

July 2, 2020

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C. Amorosi

cc:	William MacGregor, Esq.

Maureen Kane, Esq.

Equitable Investment Management Group, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP